

March 20, 2009

Mail Stop 7010

Mr. Colm Barrington
Chief Executive Officer and Director
Babcock & Brown Air Limited
West Pier
Dun Laoghaier
County Dublin, Ireland

> **Re:** **Babcock & Brown Air Limited**
> **Registration Statement on Form F-3**
> **Filed on March 10, 2009**
> **File No.: 333-157817**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed on March 10, 2009**
> **File No.: 1-33701**

Dear Mr. Barrington:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Exhibits 12.1 and 12.2 – Certifications

1. There are several inconsistencies between the certifications of your principal executive and financial officers and the form of the certification required by Form 20-F. Please file revised certifications with an amend Form 20-F to address the following:

- Please revise the introductory language in paragraph 4 to include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))";
- Move paragraph 4(b) after paragraph 4(c), consistent with the form; and
- Revise the fiscal quarter reference in paragraph 4(d) to refer to the "period covered by the annual report" rather than "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)".

Form F-3

Incorporation of Certain Documents by Reference, page 34

2. Please add the amended Form 20-F to the list of filings incorporated by reference into Form F-3.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

If you have any questions, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746, or me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Boris Dolgonos, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153